ALCON INC. CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE

Key figures

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(1)	2019	2018	$	cc(1)

Net sales to third parties	1,841	1,762	4	6	5,481	5,360	2	5
Gross profit	950	568	67	70	2,749	2,313	19	24
Operating (loss)	(18)	(284)	94	96	(119)	(173)	31	69
Operating margin (%)	(1.0)	(16.1)			(2.2)	(3.2)
Net (loss)	(66)	(207)	68	70	(565)	(154)	(267)	(232)
Basic and diluted (loss) per share ($)(2)	(0.14)	(0.42)	67	70	(1.16)	(0.32)	(263)	(232)

Core results(1)
Core operating income	320	299	7	10	944	953	(1)	6
Core operating margin %	17.4	17.0			17.2	17.8
Core net income	224	244	(8)	(7)	702	783	(10)	(3)
Core basic earnings per share ($)(2)	0.46	0.50	(8)	(7)	1.44	1.60	(10)	(3)
Core diluted earnings per share ($)(3)	0.46	0.50	(8)	(7)	1.43	1.60	(11)	(4)
nm = not meaningful

(1)
Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

(2)	Calculated using 488.2 million shares for both current and prior year periods. Per share amounts may not add across quarters due to rounding.

(3)
Calculated using 490.6 million and 489.6 million weighted-average diluted shares for the three and nine months ended September 30, 2019, respectively, and 488.2 million shares for the prior year periods. Refer to the 'Supplementary Information' section for additional details. Per share amounts may not add across quarters due to rounding.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(1)	2019	2018	$	cc(1)

Surgical
Implantables	287	269	7	8	872	846	3	6
Consumables	571	529	8	9	1,710	1,648	4	7
Equipment/other	161	167	(4)	(2)	488	478	2	5
Total Surgical	1,019	965	6	7	3,070	2,972	3	6

Vision Care
Contact lenses	518	491	5	7	1,509	1,478	2	5
Ocular health	304	306	(1)	—	902	910	(1)	2
Total Vision Care	822	797	3	4	2,411	2,388	1	4
Net sales to third parties	1,841	1,762	4	6	5,481	5,360	2	5
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Third quarter
Surgical
Surgical net sales were $1.0 billion (+6%, +7% cc). Implantables grew (+7%, +8% cc), driven by continued strong demand for Advanced Technology IOLs, including AcrySof IQ PanOptix trifocal IOLs. Consumables grew (+8%, +9% cc), driven by cataract and vitreoretinal consumables, which continue to benefit from a strong global installed equipment base. Equipment/other declined (-4%, -2% cc), as declines in procedural eye drops and refractive equipment were partially offset by continued growth in service revenues and vitreoretinal equipment. Surgical net sales benefited from consumer buying patterns in anticipation of an upcoming Japan consumption tax increase which accounted for approximately 1% (cc) growth in the quarter.
Vision Care
Vision Care net sales were $0.8 billion (+3%, +4% cc). Contact lenses grew (+5%, +7% cc), driven by continued double-digit growth of Dailies Total1. Ocular health sales were in line with prior year (-1%, 0% cc), as growth in artificial tears, primarily Systane in the US, was offset by declines in contact lens care as the market continues to shift to daily lens modalities. Vision Care net sales benefited from consumer buying patterns in anticipation of an upcoming Japan consumption tax increase which accounted for approximately 1% (cc) growth in the quarter.
Nine months
Surgical
Surgical net sales were $3.1 billion (+3%, +6% cc). Implantables grew (+3%, +6% cc), driven mainly by Advanced Technology IOLs. Consumables grew (+4%, +7% cc), driven by cataract and vitreoretinal consumables, which continue to benefit from a strong global installed equipment base. Equipment/other grew (+2%, +5% cc), driven by service revenues, cataract equipment and procedural eye drops.
Vision Care
Vision Care net sales were $2.4 billion (+1%, +4% cc). Contact lenses grew (+2%, +5% cc), as continued double digit growth of Dailies Total1 was partially offset by declines in other contact lenses. Ocular health grew (-1%, +2% cc), driven by Systane, offset by declines in contact lens care as the market continues to shift to daily lens modalities.

Operating (loss)/income

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(1)	2019	2018	$	cc(1)

Gross profit	950	568	67	70	2,749	2,313	19	24
Selling, general & administration	(717)	(692)	(4)	(5)	(2,133)	(2,067)	(3)	(6)
Research & development	(179)	(132)	(36)	(36)	(492)	(421)	(17)	(18)
Other income	17	(8)	nm	nm	35	73	(52)	(51)
Other expense	(89)	(20)	nm	nm	(278)	(71)	(292)	(287)
Operating (loss)	(18)	(284)	94	96	(119)	(173)	31	69
Operating margin (%)	(1.0)	(16.1)			(2.2)	(3.2)

Core results(1)
Core gross profit	1,175	1,129	4	6	3,489	3,415	2	6
Core operating income	320	299	7	10	944	953	(1)	6
Core operating margin (%)	17.4	17.0			17.2	17.8
nm = not meaningful

(1)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Third quarter
Operating loss was $18 million, compared to $284 million in the prior year period. The prior year period included an unfavorable impact of $282 million from the CyPass voluntary market withdrawal, including a $337 million expense for impairment of the intangible asset and $11 million in other costs, partially offset by a $66 million release of the contingent consideration liability. The current year period includes higher sales and improved gross margin which were more than offset by separation costs and investments in research & development and IT. There was a negative 0.4 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $338 million, mainly due to $258 million of amortization and $77 million of separation costs. The Company's projection for total separation costs has been revised to approximately $500 million.
Core operating income was $320 million (+7%, +10% cc), compared to $299 million in the prior year period. Higher sales were partially offset by investments in research & development and IT. Core gross margin was broadly in line with prior year, absorbing impacts of China tariffs. There was a negative 0.2 percentage point impact on core operating margin from currency.
Nine months
Operating loss was $119 million, compared to $173 million in the prior year period. The current year period includes spin readiness costs, separation costs, and investments in research & development and IT, including the SAP implementation, partially offset by higher sales and gross margin. The prior year period was unfavorably impacted by impairments of intangible assets, net of contingent consideration release, including CyPass, partially offset by fair value adjustments of a financial asset. There was a negative 1.3 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $1.1 billion, mainly due to $771 million of amortization, $72 million of spin readiness costs, $155 million of separation costs and $32 million of legal items.
Core operating income was $944 million (-1%, +6% cc), compared to $953 million in the prior year period. Higher sales were more than offset by investments in research & development and IT, including the SAP implementation. Core gross margin was broadly in line with the prior year, absorbing impacts of China tariffs. There was a negative 0.7 percentage point impact on core operating margin from currency.

Segment contribution(1)

($ millions unless indicated otherwise)	Three months ended September 30		Change %		Nine months ended September 30		Change %
	2019	2018	$	cc(2)	2019	2018	$	cc(2)

Surgical segment contribution	221	222	—	1	661	644	3	9
As % of net sales	21.7	23.0			21.5	21.7
Vision Care segment contribution	168	177	(5)	(3)	450	491	(8)	(4)
As % of net sales	20.4	22.2			18.7	20.6
Not allocated to segments	(407)	(683)	40	41	(1,230)	(1,308)	6	6
Operating (loss)	(18)	(284)	94	96	(119)	(173)	31	69

Core results(2)
Core Surgical segment contribution	229	195	17	19	692	648	7	13
As % of net sales	22.5	20.2			22.5	21.8
Core Vision Care segment contribution	159	177	(10)	(9)	460	491	(6)	(2)
As % of net sales	19.3	22.2			19.1	20.6
Core not allocated to segments	(68)	(73)	7	9	(208)	(186)	(12)	(11)
Core operating income	320	299	7	10	944	953	(1)	6

(1)	For additional information regarding segment contribution please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.

(2)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Third quarter
Surgical
Surgical segment contribution was $221 million (0%, +1% cc), compared to $222 million in the prior year period. Higher sales and improved gross margin were partially offset by higher research & development investments.
Adjustments to arrive at core Surgical segment contribution were $8 million, primarily for business development charges, partially offset by fair value adjustments to contingent consideration liabilities.
Core Surgical segment contribution was $229 million (+17%, +19% cc), compared to $195 million in the prior year period. Higher sales and improved gross margin were partially offset by higher research & development investments. There was no impact on core segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $168 million (-5%, -3% cc), compared to $177 million in the prior year period. Higher sales were offset by lower gross margin from product mix and impacts from production expansion, higher research and development investments, and separation costs.
Adjustments to arrive at core Vision Care segment contribution were a reduction of $9 million primarily due to fair value adjustments to contingent consideration liabilities partially offset by separation costs.
Core Vision Care segment contribution was $159 million (-10%, -9% cc), compared to $177 million in the prior year period. Higher sales were offset by lower gross margin from product mix and impacts from production expansion and higher research and development investments. There was a negative 0.1 percentage point impact on core segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $407 million, compared to $683 million in the prior year period decreasing primarily due to the prior year impacts of the CyPass voluntary market withdrawal, partially offset by $69 million of separation costs.

Core operating income not allocated to segments amounted to a net core expense of $68 million, consistent with $73 million in the prior year period.
Nine months
Surgical
Surgical segment contribution was $661 million (+3%, +9% cc), compared to $644 million in the prior year period. Higher sales and improved gross margin were partially offset by higher research & development investments.
Adjustments to arrive at core Surgical segment contribution were $31 million, primarily due to business development charges.
Core Surgical segment contribution was $692 million (+7%, +13% cc), compared to $648 million in the prior year period. Higher sales and improved gross margin were partially offset by research & development investments. There was a negative 0.8 percentage point of impact on core segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $450 million (-8%, -4% cc), compared to $491 million in the prior year period. Higher sales were more than offset by lower gross margin, separation costs, and higher research & development investments.
Adjustments to arrive at core Vision Care segment contribution were $10 million mainly due to separation costs.
Core Vision Care segment contribution was $460 million (-6%, -2% cc), compared to $491 million in the prior year period. Higher sales were more than offset by lower gross margin and higher research & development investments. There was a negative 0.4 percentage point impact on core segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $1.2 billion, compared to $1.3 billion in the prior year period which was affected by the CyPass voluntary market withdrawal. The current year period included $139 million of separation costs, $62 million of spin readiness costs and higher corporate costs, consisting primarily of legal items and IT costs.
Core operating income not allocated to segments amounted to net core expense of $208 million, compared to $186 million in the prior year period, driven by higher IT costs.

Non-operating income and expense

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(1)	2019	2018	$	cc(1)

Operating (loss)	(18)	(284)	94	96	(119)	(173)	31	69
Interest expense	(35)	(7)	nm	nm	(79)	(19)	nm	nm
Other financial income & expense	(11)	(7)	(57)	(63)	(27)	(21)	(29)	(29)
(Loss) before taxes	(64)	(298)	79	81	(225)	(213)	(6)	25
Taxes	(2)	91	nm	nm	(340)	59	nm	nm
Net (loss)	(66)	(207)	68	70	(565)	(154)	(267)	(232)
Basic and diluted (loss) per share ($)	(0.14)	(0.42)	67	70	(1.16)	(0.32)	(263)	(232)

Core results(1)
Core taxes	(50)	(41)	(22)	(28)	(136)	(130)	(5)	(13)
Core net income	224	244	(8)	(7)	702	783	(10)	(3)
Core basic earnings per share ($)	0.46	0.50	(8)	(7)	1.44	1.60	(10)	(3)
Core diluted earnings per share ($)	0.46	0.50	(8)	(7)	1.43	1.60	(11)	(4)
nm = not meaningful

(1)	Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.

Third quarter
Interest expense
Interest expense was $35 million, compared with $7 million in the prior year period. Interest expense recognized in the current period is driven by financial debts including the bridge and other term loans, notes, and local bilateral facilities, and interest expense associated with the adoption of IFRS 16, Leases.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $11 million, compared to $7 million the prior year period due to the $4 million loss on extinguishment for the write-off of unamortized deferred financing costs at the time of refinancing.
Taxes
Tax expense was $2 million, compared to a $91 million tax benefit in the prior year period. The prior year period included a $76 million tax benefit for the release of the deferred tax liability associated with the CyPass intangible asset. Taxes recognized in the current period include a non‐cash tax expense of $5 million related to the re‐measurement of deferred tax assets and liabilities following a tax rate change in India.
Adjustments to arrive at core tax expense were $48 million, primarily related to tax associated with operating income core adjustments, offset partially by discrete tax items including the India rate change.
Core tax expense was $50 million, compared to $41 million in the prior year period. The average core tax rate was 18.2% compared to 14.4% in the prior year period, primarily driven by a loss of certain tax benefits in the US due to the Spin-Off and the mix of pre-tax income across geographical tax jurisdictions.

Net (loss)/income and (loss)/earnings per share
Net loss was $66 million, compared to $207 million in the prior year period, primarily due to the impact of the CyPass voluntary market withdrawal on the prior year period. The current year period net loss was driven by an operating loss, higher interest expense and higher tax expense. The associated basic and diluted (loss) per share were $(0.14), compared to $(0.42) in the prior year period.
Core net income was $224 million, compared to $244 million in the prior year period, due primarily to higher interest expense. The associated core basic and diluted earnings per share were $0.46 compared to $0.50 in the prior year period.
Nine months
Interest expense
Interest expense was $79 million, compared with $19 million in the prior year period, driven by financial debts, including the bridge and other term loans, notes and local bilateral facilities, and the adoption of IFRS 16, Leases.
Other financial income & expense
Other financial income & expense was a net expense of $27 million, compared to $21 million in the prior year period, and consisted primarily of hedging costs and foreign currency exchange gains and losses. The current year period also included a $4 million write-off of unamortized deferred financing costs at the time of refinancing.
Taxes
Tax expense was $340 million, compared to a tax benefit of $59 million in the prior year period. The prior year period included a tax benefit due to the CyPass voluntary market withdrawal, as discussed above. Taxes recognized in the current period include a $301 million non-cash tax expense related to the re-measurement of deferred tax assets and liabilities as a result of Swiss tax reform, a $68 million non-cash tax expense primarily for re-measurement of deferred tax balances related to rate changes in the US following the Spin-Off, and a $5 million non-cash tax expense related to a rate change in India, partially offset by net changes in uncertain tax positions.
Adjustments to arrive at core tax expense were $204 million, primarily related to Swiss tax reform, partially offset by tax associated with operating income core adjustments.
Core tax expense was $136 million, compared to $130 million in the prior year period. The average core tax rate increased to 16.2% from 14.2% in the prior year period. The increase in the core effective tax rate is primarily driven by a loss of certain tax benefits in the US due to the Spin-Off and the mix of pre-tax income across geographical tax jurisdictions.
Net (loss)/income and (loss)/earnings per share
Net loss was $565 million, compared to a net loss of $154 million in the prior year period. The increase was mainly attributable to an operating loss, higher interest expense and higher tax expense. The associated basic and diluted (loss)/earnings per share were $(1.16), compared to $(0.32) in the prior year period.
Core net income was $702 million, compared to $783 million in the prior year period, primarily due to lower core operating income and higher interest expense. The associated core basic and diluted earnings per share were $1.44 and $1.43 respectively compared to $1.60 in the prior year period.

Cash flow
Net cash flows from operating activities amounted to $574 million in the first nine months of 2019, compared to $914 million in the prior year period primarily attributable to changes in net working capital, spin readiness and separation costs, a legal settlement, timing of tax payments and interest payments on the Company's financial debts.
Changes in net working capital were primarily driven by Trade receivables, which had a larger increase than the prior year period, in line with increased sales. The current year period has contract manufacturing receivables from the Company's former parent, which are included within Other current assets. Trade payables increased during the current reporting period primarily due to various transition agreements and separation costs incurred.

Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $721 million in the nine months of 2019, compared to $461 million in the prior year period, primarily due to the acquisition of PowerVision in March 2019. Refer to Note 3 of the Condensed Consolidated Interim Financial Statements for additional information.
Net cash flows from financing activities amounted to $703 million in the first nine months of 2019, compared to $483 million of net cash outflows in the prior year period. Cash inflows in the current period were attributable to proceeds from the issuance of non-current and current financial debts totaling $3.5 billion associated with borrowings from the bridge and other term loans and local bilateral facilities. This was partially offset by movements of financing provided to the Company's former parent, which increased by $2.1 billion from the prior year period, due to $3.1 billion in cash payments made to the Company's former parent and its affiliates prior to the Spin-Off. The cash flows from financing activities also reflect the proceeds from the issuance of $2.0 billion senior notes and repayments of the $1.5 billion Bridge Facility and $0.5 billion Facility A in the three months ended September 30, 2019. Refer to Notes 3 and 8 of the Condensed Consolidated Interim Financial Statements for additional information.
Free cash flow (non-IFRS measure)
Free cash flow amounted to $260 million in the first nine months of 2019, compared to $598 million in the prior year period, with the decrease mainly caused by lower cash flows from operating activities.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

Balance sheet
Assets
Total non-current assets were $23.4 billion as of September 30, 2019, a decrease of $248 million when compared to $23.7 billion as of December 31, 2018. There was a decrease of $320 million in Deferred tax assets related to offsetting deferred tax liabilities within the same tax jurisdiction based on the legally enforceable right of offset following the Spin-Off, a decrease of $199 million in Intangible assets other than goodwill related to the amortization for the period offset by In-process research and development intangible assets acquired through the PowerVision acquisition and a decrease of $84 million in Financial assets primarily due to movement of balances to Other current assets as maturity has become less than twelve months and continued amortization of option rights. This was largely offset by increases of $224 million in Right-of-use assets from the adoption of IFRS 16, Leases as described in Note 7 to the Condensed Consolidated Interim Financial Statements and $107 million in Property, plant & equipment due to continued capital expenditures net of recurring depreciation.
Total current assets were $4.2 billion as of September 30, 2019, an increase of $819 million when compared to December 31, 2018, mainly due to increases in Cash and cash equivalents of $565 million attributable to the net impact of operating, investing, and financing activities as described in the preceding section. Trade receivables of $1.4 billion increased $120 million in line with sales, and Other current assets of $0.5 billion increased $128 million primarily due to movement of certain assets from non-current financial assets as maturity has become less than twelve months and contract manufacturing receivables. Inventories of $1.5 billion also increased $71 million in line with sales and new product launches.
Liabilities
Total non-current liabilities were $6.0 billion as of September 30, 2019, an increase of $3.5 billion when compared to $2.5 billion as of December 31, 2018. There was an increase to Financial debts of $3.2 billion due to borrowings immediately prior to Spin-Off which were partially refinanced in September 2019. The reduction in deferred tax liabilities was due to the net of the re-measurement of deferred tax liabilities associated with the Swiss tax reform and deferred tax assets offsetting deferred tax liabilities within the same tax jurisdiction, as discussed above. Provisions and other non-current liabilities increased $209 million primarily due to contingent consideration liabilities and employee benefit obligations. Lease liabilities also increased $163 million from the implementation of IFRS 16, Leases. Refer to Notes 3, 7, and 8 to the Condensed Consolidated Interim Financial Statements for additional details related to contingent consideration, IFRS 16 adoption, and borrowings under the Notes and Facilities.

Total current liabilities were $2.2 billion as of September 30, 2019, an increase of $352 million when compared to $1.9 billion as of December 31, 2018. There were increases in Financial debts of $202 million related to local bilateral facilities entered in different countries, Trade payables of $134 million due to various transition agreements and higher spend for separation costs, Lease liabilities of $61 million from the implementation of IFRS 16, Leases, Provisions and other current liabilities of $51 million attributable to accruals for short-term incentive compensation and deferred sales, and Current income tax liabilities of $56 million due the timing of tax payments. The increases were offset by decreases in Payables to former parent of $85 million, and Other financial liabilities to former parent of $67 million as a result of eliminating cash pooling arrangements with Novartis. Refer to Note 8 to the Condensed Consolidated Interim Financial Statements for additional details related to financial debts.
Equity
Equity was $19.4 billion as of September 30, 2019, a decrease of $3.3 billion when compared to Invested capital of $22.6 billion as of December 31, 2018. The decrease was primarily attributable to $3.1 billion paid to Novartis and its affiliates immediately prior to the Spin-Off, as described in Note 3 to the Condensed Consolidated Interim Financial Statements.
Net (debt)/liquidity (non-IFRS measure)
Net debt increased to $2.7 billion as of September 30, 2019 compared to net liquidity of $152 million as of December 31, 2018. Alcon's liquidity amounted to $800 million as of September 30, 2019 compared to $227 million as of December 31, 2018, while total financial debt increased to $3.5 billion as of September 30, 2019, compared to $75 million as of December 31, 2018.
The increase in financial debts is attributable to borrowings immediately prior to the Spin-Off which were partially refinanced in September 2019. Refer to Notes 3 and 8 to the Condensed Consolidated Interim Financial Statements for additional information.
For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.

ALCON INC. CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENTS (unaudited)

		Three months ended September 30		Nine months ended September 30
($ millions except (loss) per share)	Note	2019	2018	2019	2018
Net sales to third parties	4	1,841	1,762	5,481	5,360
Sales to former parent	4	—	—	—	2
Other revenues	4	27	—	114	—
Net sales and other revenues		1,868	1,762	5,595	5,362
Cost of net sales		(900)	(1,194)	(2,747)	(3,049)
Cost of other revenues		(18)	—	(99)	—
Gross profit		950	568	2,749	2,313
Selling, general & administration		(717)	(692)	(2,133)	(2,067)
Research & development		(179)	(132)	(492)	(421)
Other income		17	(8)	35	73
Other expense		(89)	(20)	(278)	(71)
Operating (loss)		(18)	(284)	(119)	(173)
Interest expense		(35)	(7)	(79)	(19)
Other financial income & expense		(11)	(7)	(27)	(21)
(Loss) before taxes		(64)	(298)	(225)	(213)
Taxes	5	(2)	91	(340)	59
Net (loss)		(66)	(207)	(565)	(154)

(Loss) per share
Basic	6	(0.14)	(0.42)	(1.16)	(0.32)
Diluted	6	(0.14)	(0.42)	(1.16)	(0.32)

Weighted average number of shares outstanding (millions)(1)
Basic	6	488.2	488.2	488.2	488.2
Diluted	6	488.2	488.2	488.2	488.2

(1)	For periods prior to the Spin-Off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-Off.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net (loss)	(66)	(207)	(565)	(154)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects	(22)	(15)	(21)	(55)
Total of items to eventually recycle	(22)	(15)	(21)	(55)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial (losses)/gains from defined benefit plans, net of taxes (1)	(22)	3	(29)	36
Fair value adjustments on equity securities, net of taxes (2)	—	—	(2)	—
Total of items never to be recycled	(22)	3	(31)	36
Total comprehensive (loss)	(110)	(219)	(617)	(173)

(1)
Tax benefit/(expense) of $6 million and $(3) million was recorded in the three months ended September 30, 2019 and 2018, respectively. Tax benefit/(expense) of $8 million and $(8) million was recorded in the nine months ended September 30, 2019 and 2018, respectively.

(2)
Tax benefits of $5 million were recorded for the nine months ended September 30, 2019. No taxes were recorded for the three months ended September 30, 2019 and 2018 or nine months ended September 30, 2019.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED BALANCE SHEETS (unaudited)

($ millions)	Note	September 30, 2019	December 31, 2018
Assets
Non-current assets
Property, plant & equipment(1)		2,907	2,800
Right-of-use assets(1)	7	303	79
Goodwill	4	8,905	8,899
Intangible assets other than goodwill	4	10,480	10,679
Deferred tax assets		350	670
Financial assets	8	304	388
Other non-current assets		166	148
Total non-current assets		23,415	23,663
Current assets
Inventories		1,511	1,440
Trade receivables		1,373	1,253
Receivables from former parent	11	—	20
Income tax receivables		27	33
Other financial receivables from former parent	11	—	39
Cash and cash equivalents		792	227
Other current assets		515	387
Total current assets		4,218	3,399
Total assets		27,633	27,062

Equity and liabilities
Equity
Invested capital		—	22,639
Share capital		20	—
Reserves		19,365	—
Total equity		19,385	22,639
Liabilities
Non-current liabilities
Financial debts(1)	8	3,216	—
Lease liabilities(1)	7	252	89
Deferred tax liabilities		1,413	1,528
Provisions & other non-current liabilities		1,122	913
Total non-current liabilities		6,003	2,530
Current liabilities
Trade payables		797	663
Payables to former parent	11	—	85
Financial debts	8	249	47
Lease liabilities	7	61	—
Other financial liabilities to former parent	11	—	67
Current income tax liabilities		207	151
Provisions & other current liabilities		931	880
Total current liabilities		2,245	1,893
Total liabilities		8,248	4,423
Total equity and liabilities		27,633	27,062

(1)
Alcon adopted IFRS 16, Leases as of January 1, 2019 using the modified retrospective approach as described in Notes 2 and 7 to these Condensed Consolidated Interim Financial Statements. Under the modified retrospective approach, comparative information was not restated. However, the December 31, 2018 balances previously reported for a finance lease liability and corresponding asset of $89 million and $79 million, respectively, have been reclassified from "Non-current financial debts" and "Property, Plant, & Equipment" to "Non-current lease liabilities" and "Right-of-use assets," respectively, to enhance the inter-period comparability of information presented.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)

($ millions)	Share Capital	Other Reserves	Former parent net investment(1)	Fair value adjustments on marketable securities	Fair value adjustments on equity securities	Actuarial losses/gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(2)	Equity(1)

Nine months ended September 30, 2019

Balance as of January 1	—	—	22,650	—	(23)	(17)	29	(11)	22,639
Net (loss)		(456)	(109)					—	(565)
Other comprehensive (loss)				—	(2)	(29)	(21)	(52)	(52)
Total comprehensive (loss)	—	(456)	(109)	—	(2)	(29)	(21)	(52)	(617)
Movements of financing provided to former parent, net			(2,658)					—	(2,658)
Other transactions with former parent			(46)					—	(46)
Reclassification of deferred equity-compensation			(7)					—	(7)
Distribution by former parent of share capital	20	19,812	(19,832)					—	—
Equity-based compensation		70						—	70
Other movements(4)		2	2					—	4
Total Other movements	20	19,884	(22,541)	—	—	—	—	—	(2,637)
Balance as of September 30	20	19,428	—	—	(25)	(46)	8	(63)	19,385

Nine months ended September 30, 2018

Balance as of January 1, as previously reported	—	—	22,942	25		(25)	87	87	23,029
Impact of change in accounting policies(3)			25	(25)				(25)	—
Restated balance as of January 1			22,967	—	—	(25)	87	62	23,029
Net (loss)	—	—	(154)					—	(154)
Other comprehensive (loss)				—	—	36	(55)	(19)	(19)
Total comprehensive (loss)	—	—	(154)	—	—	36	(55)	(19)	(173)
Movements of financing provided to former parent, net			(538)					—	(538)
Other transactions with former parent			(38)					—	(38)
Other movements(4)			2					—	2
Total Other movements	—	—	(574)	—	—	—	—	—	(574)
Balance as of September 30	—	—	22,239	—	—	11	32	43	22,282

(1)	"Former parent net investment" and "Equity" were previously presented as "Retained earnings" and "Invested capital", respectively, in the Form 20-F and were renamed upon the execution of the Spin-Off.

(2)	"Total value adjustments" recorded through Comprehensive Income are presented net of the corresponding tax effects.

(3)
The impact of change in accounting policies includes $25 million relating to IFRS 9 implementation and nil relating to IFRS 15 implementation (see Notes 3 and 25 to the Combined Financial Statements in the Form 20-F).

(4)	Activity relates to hyperinflationary accounting.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

		Nine months ended September 30
($ millions)	Note	2019	2018

Net (loss)		(565)	(154)
Adjustments to reconcile net (loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	1,078	1,287
Equity-based compensation expense		58	—
Non-cash change in provisions and other non-current liabilities		(7)	(23)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		6	3
Interest expense		79	19
Other financial income & expense		27	21
Taxes		340	(59)
Interest received		4	1
Interest paid		(56)	(7)
Other financial payments		(15)	(22)
Taxes paid		(117)	(61)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		832	1,005
Net payments out of provisions and other cash movements in non-current liabilities		(79)	(66)
Change in net current assets and other operating cash flow items	9.2	(179)	(25)
Net cash flows from operating activities		574	914
Purchase of property, plant & equipment		(314)	(316)
Purchase of intangible assets		(91)	(135)
Purchase of financial assets		(34)	(16)
Proceeds from sales of financial assets		1	6
Acquisition of business, net		(283)	—
Net cash flows used in investing activities		(721)	(461)
Movements of financing provided to former parent, net		(2,658)	(538)
Proceeds from non-current financial debts, net of issuance costs		3,725	—
Proceeds from Bridge Facility, net of issuance costs		1,495	—
Repayment of non-current financial debts	3	(500)	—
Repayment of Bridge Facility	3	(1,500)	—
Change in other current financial debts		204	5
Lease payments		(37)	—
Change in other financial receivables from former parent		39	38
Change in other financial liabilities to former parent		(67)	12
Other financing cash flows		2	—
Net cash flows provided by/(used in) financing activities		703	(483)
Effect of exchange rate changes on cash and cash equivalents		9	(3)
Net change in cash and cash equivalents		565	(33)
Cash and cash equivalents at January 1		227	172
Cash and cash equivalents at September 30		792	139

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2019 (unaudited)
1. Basis of preparation
On February 28, 2019, Novartis AG (“Novartis” or “Former Parent”) shareholders at their Annual General Meeting approved the proposed 100% spin-off of Alcon Inc. (“the Company”) through the distribution of a dividend-in-kind of new Alcon shares to Novartis shareholders and Novartis American Depositary Receipt (“ADR”) holders (the “Spin-Off”), subject to completion of certain conditions precedent to the distribution. Amendment No. 6 to the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 22, 2019, ("Form 20-F"), was declared effective by the SEC on that same day.  On April 9, 2019 (the “Distribution Date”), the Company became an independent, publicly-traded company as a result of the Spin-Off and the shares of the Company are listed on the SIX Swiss Stock Exchange ("SIX") and on the New York Stock Exchange ("NYSE") under the symbol “ALC”. Each Novartis shareholder of record as of April 8, 2019 and each holder of Novartis’ ADR of record as of April 1, 2019 received one share of Alcon common stock for every five shares of Novartis common stock or Novartis ADR held.

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and the basis of preparation as described in this Note 1 and with the accounting policies as described in Note 3 of the December 31, 2018 Combined Financial Statements in the Company’s Form 20-F, except for the changes to the accounting policy related to Leases which was updated as of January 1, 2019, due to the adoption of the new International Financial Reporting Standard ("IFRS") standard IFRS 16, Leases. The updated accounting policy is disclosed in Note 2 to these Condensed Consolidated Interim Financial Statements.

These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls (collectively, "Alcon"), and includes selected notes to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual combined financial statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual combined financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS. The combined financial statements for periods prior to the Spin-Off were derived from Novartis’ consolidated financial statements and accounting records and prepared in accordance with IFRS for the preparation of carved-out combined financial statements. Through the date of the Spin-Off, all revenues and costs as well as assets and liabilities directly associated with Alcon have been included in the combined financial statements. Prior to the Spin-Off, the combined financial statements also included allocations of certain expenses for services provided by Novartis to Alcon and allocations of related assets, liabilities, and the Former Parent’s invested capital, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had the Company been an entity that operated independently of Novartis during the applicable periods.

Agreements entered into between Alcon and Novartis in connection with the Spin-Off govern the relationship between the parties following the Spin-Off and provide for the allocation of various assets, liabilities, rights and obligations. These agreements also include arrangements for transition services to be provided on a temporary basis between the parties.

Following the Spin-Off, the consolidated financial statements include the accounts of the Company and its subsidiaries and no longer include any allocations from Novartis.

2. Selected accounting policies
The Company's principal accounting policies are set out in Note 3 to the Combined Financial Statements in the Form 20-F and conform with IFRS as issued by the IASB. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
As discussed in Note 3 to the Combined Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. Goodwill and other intangible assets represent a significant amount of total assets on the Company's consolidated balance sheets. Impairment testing may lead to potentially significant impairment charges in the future which could have a materially adverse impact on the Company's results of operations and financial condition.
Intangible assets available-for-use
From July 1, 2019, the useful life of the new SAP ERP software was extended from 7 years to 10 years on a prospective basis based on the Company's multi-year transformation program which centers on one ERP platform across the organization. This change in estimate resulted in a $2 million reduction in amortization expense during the three months ended September 30, 2019 and will reduce amortization expense up to $10 million per year during the remaining useful life of the SAP ERP software assets placed in service at the time of the change.
The corresponding "Intangible assets available-for-use" portion of the accounting policy was updated to reflect that the useful life for Other intangible assets (including software) was extended from 3 to 7 years to 3 to 10 years. The following table shows the respective useful lives for available-for-use intangible assets and the location in the income statement in which the respective amortization and any potential impairment charge is recognized:

	Useful life	Income statement location for amortization and impairment charges
Currently marketed products	5 to 20 years	"Cost of goods sold"
Marketing knowhow	25 years	"Cost of goods sold"
Technologies	10 to 20 years	"Cost of goods sold" or "Research and Development"
Other (including software)	3 to 10 years	In the respective functional expense
Alcon brand name	Not amortized, indefinite useful life	"Other expense"
Financial assets
The "Financial assets" portion of the accounting policy was expanded in 2019 to include derivative instruments, as follows:
Derivative financial instruments are initially recognized in the balance sheet at fair value and are remeasured to their current fair value at the end of each subsequent reporting period. The valuation of forward exchange rate contracts and foreign exchange swaps are based on the discounted cash flow model, using interest curves and spot rates at the reporting date as observable inputs. Unsettled forward contracts and swaps are measured at fair value at month-end with changes in fair value recorded to the income statement as unrealized gains or losses in "Other financial income & expense". Settled forward contracts and swaps are measured at maturity date at fair value with corresponding realized gains or losses recognized in the income statement in "Other financial income & expense". No hedge accounting is applied for these arrangements.
Other revenues
The "Other revenues" portion of the "Revenue recognition" accounting policy was expanded in 2019 to include accounting for the Company's contract manufacturing arrangement with Novartis, as follows:
"Other revenues" mainly include revenue from contract manufacturing services provided to the Former Parent which are recognized over time as the service obligations are completed. Associated costs incurred are recognized in "Cost of other revenues".

Earnings (loss) per share
"Basic earnings (loss) per share" is based on the weighted average number of common shares outstanding. "Diluted earnings (loss) per share" is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.
IFRS 16, Leases effective as of January 1, 2019
Effective January 1, 2019, Alcon implemented IFRS 16, Leases, which provides a new model for lessee accounting in which substantially all leases are now recognized on the balance sheet as right-of-use assets with corresponding lease liabilities. The standard replaces IAS 17, Leases. Right-of-use assets are recognized based on the amount of the lease liability adjusted for payments made before the lease commencement date, lease incentives and other items related to the lease agreements. Lease liabilities are recognized based on the net present value of remaining lease payments. The Company has applied the practical expedients discussed in Note 7 of these Condensed Consolidated Interim Financial Statements in the adoption of the standard.
Upon adoption of the new standard, a portion of the annual operating lease costs previously fully recognized as a functional expense is recorded as interest expense. In addition, the portion of the lease payments representing a reduction of the lease liability is recognized in the cash flow statement as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities for operating leases. These effects of the adoption and impacts on the income statements and statements of cash flows are further discussed in Note 7 of these Condensed Consolidated Interim Financial Statements.

IFRS 16 substantially carries forward the lessor accounting requirements under IAS 17 such that adoption of the standard did not have a significant impact upon the Company's accounting for surgical equipment leases where the Company is the lessor and for which the Company's accounting policy is included in the "Revenue recognition" accounting policy in Note 3 to the Combined Financial Statements in the Form 20-F.
The Company has updated the following accounting policy, effective January 1, 2019, as a result of the adoption of the new standard:
Leases
As lessee, the Company assesses whether a contract contains a lease at inception of a contract based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases for which Alcon has elected the recognition exemptions allowed under IFRS 16.
Right-of-use assets
"Right-of-use assets" are initially recognized at cost, which is comprised of the amount of the initial measurement of the corresponding lease liabilities, adjusted for any lease payments made at or prior to the commencement date of the lease, lease incentives received and initial direct costs incurred, as well as any expected costs for obligations to dismantle and remove Right-of-use assets when they are no longer used.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
Lease liabilities
"Lease liabilities" are accounted for at amortized cost and are initially measured at the present value of future lease payments and are classified as current or non-current based on the due dates of the underlying principal payments. In determining the lease term, the Company evaluates the renewal options and termination options reasonably certain to be exercised. Lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the incremental borrowing rate Alcon would be expected to pay within the respective markets, on a borrowing with a similar term and security.  Interest in the period is recorded within "interest expense" in the Company's consolidated income statements.

Lease liabilities are remeasured for changes in estimated lease term, future lease payments arising from a change in an index or rate, amounts expected to be payable under a residual value guarantee, or in assessment of whether the Company will exercise a purchase, extension or termination option. Changes to initial lease contract terms are assessed to determine their impact on the scope of lease, and any modifications increasing the scope of the lease are treated as new contracts under the initial measurement principles, while modifications that do not increase or that decrease the scope of the lease result in an adjustment to the Right-of-use asset which is remeasured as of the date of the modification.

Principal payments made on Lease liabilities and any initial direct costs paid are classified as financing cash outflows, while interest payments are classified as operating cash outflows.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated income statement and are classified as cash flows from operating activities. Short-term leases are leases with a lease term of twelve months in duration or less.

3. Significant transactions
Significant transactions in the nine months ended September 30, 2019
Refinancing of Bridge Facility and Facility A financial debts
On September 23, 2019, Alcon through its wholly-owned subsidiary, Alcon Finance Corporation ("AFC"), refinanced $2 billion of the bridge and term loans, which had been issued in April 2019, with $500 million of 2.750% senior notes due 2026, $1 billion of 3.000% senior notes due 2029, and $500 million of 3.800% senior notes due 2049. The bridge and term loans, notes, and refinancing are described in Note 8 of these Condensed Consolidated Interim Financial Statements.
Completion of Spin-Off from Novartis through a dividend in kind distribution to Novartis shareholders
The Spin-Off was executed on April 9, 2019 as described in Note 1. The below transactions occurred in April 2019, immediately preceding the Spin-Off.

On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans which were executed on March 6, 2019 and are described in the Form 20-F and Note 8 of these Condensed Consolidated Interim Financial Statements. These borrowings increased the Company's third party financial debts to $3.5 billion. Through a series of intercompany transactions, Alcon then paid approximately $3.1 billion in cash to Novartis and its affiliates prior to the Spin-Off, decreasing Alcon's net assets to approximately $20.0 billion at the date of Spin-Off.

Surgical-Acquisition of PowerVision, Inc.
On March 13, 2019, Alcon acquired 100% of the outstanding shares and equity of PowerVision, Inc. ("PowerVision"), a privately-held, US-based company focused on developing accommodative, implantable intraocular lenses. This technology allows the intraocular lens to respond to natural muscular movements in the eye to alter shape and focus. The PowerVision acquisition was executed as part of Alcon's commitment to innovation in advanced technology intraocular lenses ("AT-IOLs").
The fair value of the total purchase consideration was $424 million. This amount consisted of an initial cash payment of $289 million and the fair value of the probability weighted contingent consideration of $135 million due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The preliminary purchase price allocation resulted in net identifiable assets of $418 million, which consisted of In-process research & development intangible assets of $505 million, a net deferred tax liability of $93 million, and other net assets of $6 million. Goodwill of $6 million was also recognized which is attributable to the assembled workforce. Cash paid for the acquisition, net of cash acquired, was $283 million. The 2019 results of operations since the date of acquisition and transaction costs for the acquisition were not material.

Significant transactions in 2018
Surgical-Acquisition of TrueVision Systems, Inc.
On December 19, 2018, Alcon acquired 100% of the outstanding shares and equity of TrueVision Systems, Inc. ("TrueVision"), a privately held US-based company. TrueVision developed the 3D scope technology currently used in the commercially marketed Alcon product NGENUITY. This technology allows retina surgery specialists to have a 3D visualization of the back of the eye with greater depth and detail than traditional microscopes.

The fair value of the total purchase consideration amounted to $146 million. This amount consists of an initial cash payment of $110 million and the fair value of the probability weighted contingent consideration of $36 million due to TrueVision shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $144 million, which consisted of intangible assets of $172 million, net deferred tax liability of $29 million and other net assets of $1 million. Goodwill of $2 million was also recognized which is attributable to the assembled workforce. The 2018 results of operations following the date of acquisition were not material.

Vision Care-Acquisition of Tear Film Innovations, Inc.
On December 17, 2018, Alcon acquired 100% of the outstanding shares and equity of Tear Film Innovations, Inc. ("Tear Film"), a privately held US-based company. Tear Film is the manufacturer of the iLux device, an innovative therapeutic device used to treat Meibomian Gland Dysfunction, a leading cause of dry eye. The fair value of the total purchase consideration amounted to $145 million. This amount consists of an initial cash payment of $79 million and the fair value of the probability weighted contingent consideration of $66 million due to Tear Film previous owners, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $143 million, which consisted of intangible assets of $174 million, net deferred tax liability of $37 million, cash of $5 million and other net assets of $1 million. Goodwill of $2 million was also recognized which is attributable to the assembled workforce. The 2018 results of operations following the date of acquisition were not material.

4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reporting segments of the Company and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reporting segments, Surgical and Vision Care. As indicated below, certain income and expenses are not allocated to segments.
Reporting segments are presented in a manner consistent with the internal reporting to the CODM. The reporting segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution, and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reporting segments.
In Surgical, the Company researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, the Company researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.

The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment costs for acquired product rights or other intangibles, general and administrative expenses for corporate activities, and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs. For the historical comparative period only, the related corporate function costs were allocated to Alcon from its former parent.
Other expense, net of other income, includes other items of income and expense such as spin readiness and separation costs, restructuring costs and legal settlements that are not attributable to a specific segment.

Segmentation - Consolidated income statements
Three months ended September 30, 2019 and 2018

	Surgical		Vision Care		Company
($ millions)	2019	2018	2019	2018	2019	2018
Net sales to third parties	1,019	965	822	797	1,841	1,762
Sales to former parent	—	—	—	—	—	—
Other revenues	—	—	27	—	27	—
Net sales and other revenue	1,019	965	849	797	1,868	1,762
Segment contribution	221	222	168	177	389	399
Amortization of intangible assets					(268)	(256)
Impairment charges on intangible assets					—	(337)
General & administration (corporate)					(67)	(62)
Other (expense)/income, net					(72)	(28)
Operating (loss)					(18)	(284)
Interest expense					(35)	(7)
Other financial income & expense					(11)	(7)
(Loss) before taxes					(64)	(298)

Nine months ended September 30, 2019 and 2018

	Surgical		Vision Care		Company
($ millions)	2019	2018	2019	2018	2019	2018
Net sales to third parties	3,070	2,972	2,411	2,388	5,481	5,360
Sales to former parent	—	2	—	—	—	2
Other revenues	—	—	114	—	114	—
Net sales and other revenues	3,070	2,974	2,525	2,388	5,595	5,362
Segment contribution	661	644	450	491	1,111	1,135
Amortization of intangible assets					(804)	(772)
Impairment charges on intangible assets					—	(376)
General & administration (corporate)					(183)	(162)
Other (expense)/income, net					(243)	2
Operating (loss)					(119)	(173)
Interest expense					(79)	(19)
Other financial income & expense					(27)	(21)
(Loss) before taxes					(225)	(213)

Segmentation - Additional balance sheet disclosure

	Surgical		Vision Care		Not allocated(1)		Total
($ millions)	Sep 30, 2019	Dec 31, 2018	Sep 30, 2019	Dec 31, 2018	Sep 30, 2019	Dec 31, 2018	Sep 30, 2019	Dec 31, 2018
Goodwill	4,544	4,538	4,361	4,361	—	—	8,905	8,899
Intangible assets other than goodwill	5,978	6,053	1,522	1,646	2,980	2,980	10,480	10,679

(1)	Alcon brand name.

Net sales by segment

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018
Surgical
Implantables	287	269	872	846
Consumables	571	529	1,710	1,648
Equipment/other	161	167	488	478
Total Surgical	1,019	965	3,070	2,972
Vision Care
Contact lenses	518	491	1,509	1,478
Ocular health	304	306	902	910
Total Vision Care	822	797	2,411	2,388
Net sales to third parties	1,841	1,762	5,481	5,360

Net sales by region(1)

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2019		2018		2019		2018
United States	759	41%	750	43%	2,275	42%	2,212	41%
International	1,082	59%	1,012	57%	3,206	58%	3,148	59%
Net sales to third parties	1,841	100%	1,762	100%	5,481	100%	5,360	100%
(1) Net sales to third parties by location of third-party customer.

5. Income taxes

On June 30, 2019, Swiss voters approved the Swiss Tax Reform and Old Age Insurance financing bill ("Swiss tax reform"). As a result, the corporate income tax rate applicable to Alcon’s Swiss profits as of January 1, 2020 will increase from approximately 9.4% in 2019 to approximately 14.2% beginning in 2020. This change resulted in a non-cash increase in tax expense of $301 million related to the re-measurement of Swiss deferred tax assets and liabilities as of June 30, 2019 and is included as a discrete tax expense item for the nine months ended September 30, 2019.

6. Earnings/(Loss) per share
On April 9, 2019, the date of the Spin-Off, 488.2 million shares of the Company's Common Stock were distributed to Novartis shareholders and Novartis American Depositary Receipt (“ADR”) holders. No dividends were paid from April 9, 2019 through September 30, 2019.

Basic earnings/(loss) per share is computed by dividing the Company's net (loss)/income for the period by the weighted average number of common shares outstanding during the period. For both the three and nine months ended September 30, 2019, the weighted average number of shares outstanding was 488.2 million shares. For periods prior to the Spin-Off, the denominator for basic earnings per share uses the number of shares distributed on the date of the Spin-Off.

The Company's only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and nine months ended September 30, 2019, 2.4 million and 1.4 million shares, respectively, related to unvested equity-based awards have been excluded from the calculation of diluted net loss per share as their effect would be anti-dilutive. For periods prior to the Spin-Off, the denominator for diluted earnings per share uses the number of shares distributed on the date of the Spin-Off.

7. Right-of-use assets and Lease liabilities
Alcon adopted IFRS 16, Leases effective January 1, 2019, as described in Notes 1 and 2 to these Condensed Consolidated Interim Financial Statements.
The Company has applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the balance sheet immediately before the date of initial application.
In applying IFRS 16 for the first time, the Company has used the following practical expedients on a lease by lease basis as permitted by the standard:

•	contracts previously identified as leases by applying IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease, have not been re-assessed under IFRS 16,

•	leases with a remaining lease term less than 12 months from the date of adoption and leases of low-value assets have not been recognized as right-of-use assets and lease liabilities,

•	measurement of right-of-use assets at the date of adoption excluded the initial direct costs, and

•	use of hindsight in determining the lease term for contracts containing options to extend or terminate the lease.
The adoption of the standard did not have an impact on retained earnings in the period of adoption and prior years were not restated. However, the December 31, 2018 balances previously reported for a finance lease liability and corresponding asset of $89 million and $79 million, respectively, have been reclassified from "Non-current financial debts" and "Property, Plant, & Equipment" to "Non-current lease liabilities" and "Right-of-use assets," respectively, to enhance the inter-period comparability of information presented. The sections below provide the quantitative impacts of adoption on the Company's balance sheet and income statement.
Right-of-use assets
Right-of-use assets as of January 1, 2019 were comprised of the following:

($ millions)	January 1, 2019
Land	20
Buildings	226
Machinery & equipment and other assets	33
Total right-of-use assets(1)(2)	279

(1)
Right-of-use assets of $79 million associated with prior year finance leases were included within Property, plant and equipment as of December 31, 2018 as disclosed in Note 8 to the Combined Financial Statements in the Form 20-F.

(2)
Right-of-use assets, related to operating leases at the date of implementation of IFRS 16, were higher than the lease liabilities at the date of implementation of IFRS 16 by $3 million, due to the net impact of prepayments and accrued lease payments recognized at December 31, 2018. This impact was offset by the lease liability related to the finance lease exceeding the corresponding capital asset by $10 million.

Lease liabilities
Lease liabilities of $286 million were recorded on January 1, 2019, including the $89 million finance lease previously presented as a non-current financial debt on the Company's Combined Balance Sheets as of December 31, 2018, as disclosed in Note 15 to the Combined Financial Statements in the Form 20-F.

The reconciliation of lease commitments disclosed as of December 31, 2018 and lease liability recorded on January 1, 2019 is as follows:

($ millions)
Operating lease commitments as of December 31, 2018(1)	222
Effect of discounting	(21)
Operating leases discounted using the incremental borrowing rate(2)	201
Finance lease liabilities recognized as of December 31, 2018	89
Recognition exemption for short term and low-value leases	(4)
Lease liability as of January 1, 2019	286

(1)	As reported in Note 23 to the Combined Financial Statements in the Form 20-F.

(2)	Weighted average incremental borrowing rate of 2.9% was applied at January 1, 2019, the date of implementation of IFRS 16, Leases.
Right-of-use assets
Right-of-use assets as of September 30, 2019 of $303 million were comprised of the following:

($ millions)	Balance at September 30, 2019
Land	20
Buildings	257
Machinery & equipment and other assets	26
Total	303

Depreciation charges of $18 million and $47 million for the three and nine months ended September 30, 2019 are shown in the table below by underlying class of asset:

($ millions)	Three months ended September 30, 2019	Nine months ended September 30, 2019
Land	—	1
Buildings	13	32
Machinery & equipment and other assets	5	14
Total	18	47
Additions to right-of-use assets amounted to $75 million for the nine months ended September 30, 2019.
Lease liabilities
Lease liabilities totaled $313 million as of September 30, 2019, including $61 million in current lease liabilities and $252 million in non-current lease liabilities. The maturity analysis of the lease liability as of September 30, 2019, is as follows:

($ millions)	September 30, 2019
Less than one year	61
Between one and two years	50
Between two and three years	43
Between three and four years	35
Between four and five years	23
After five years	101
Total lease liabilities	313

Additional disclosures
The following table provides additional disclosures related to right-of-use assets and lease liabilities:

($ millions)	Three months ended September 30, 2019	Nine months ended September 30, 2019
Interest expense on lease liabilities	3	8
Expense on short-term and low value leases	1	3
Total cash outflows for leases	16	40
Thereof: Repayment of lease liabilities	15	37

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
As of September 30, 2019, there were no financial assets or liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments. As of December 31, 2018, there were no financial assets or liabilities carried at Level 1 fair value or Level 2 fair value.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in Level 3 fair value hierarchy are equity securities and convertible notes receivable measured at fair value through Other comprehensive income ("FVOCI"), and fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost.

	September 30, 2019
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(2)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	26	—	26
Long-term financial investments measured at FVPL	—	—	33	—	33
Long-term receivables from customers	—	—	—	133	133
Non-current minimum lease payments from finance leases	—	—	—	77	77
Long-term loans, advances, and security deposits	—	—	—	35	35
Total non-current financial assets	—	—	59	245	304
Current financial assets(1)
Current portion of long-term financial investments measured at FVPL	—	—	28	—	28
Current portion of long-term receivables from customers	—	—	—	127	127
Current portion of minimum lease payments from finance leases	—	—	—	50	50
Other receivables, security deposits and current assets	—	—	—	129	129
VAT receivables	—	—	—	73	73
Derivative financial instruments	—	8	—	—	8
Total current financial assets	—	8	28	379	415
Total financial assets at fair value and amortized cost or cost	—	8	87	624	719
Financial liabilities
Contingent consideration liabilities	—	—	(261)	—	(261)
Non-current financial debt	—	—	—	(3,216)	(3,216)
Current financial debt	—	—	—	(248)	(248)
Derivative financial instruments		(1)	—	—	(1)
Total financial liabilities at fair value and amortized cost	—	(1)	(261)	(3,464)	(3,726)

(1)	Current financial assets referenced in the above table are recorded in Other current assets.

(2)
Carrying amount is a reasonable approximation of fair value, with the exception of the Series 2026, 2029, and 2049 notes recorded in Non-current financial debt with a fair value of $2,042 million and carrying value of $1,978 million as of September 30, 2019. The fair value of the notes was determined using Level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2018
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(2)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	19	—	19
Long-term financial investments measured at FVPL	—	—	67	—	67
Long-term receivables from customers	—	—	—	164	164
Non-current minimum lease payments from finance leases	—	—	—	91	91
Long-term loans, advances, and security deposits	—	—	—	47	47
Total non-current financial assets	—	—	86	302	388
Current financial assets(1)
Current portion of long-term financial investments measured at FVPL	—	—	31	—	31
Current portion of long-term receivables from customers	—	—	—	133	133
Current portion of minimum lease payments from finance leases	—	—	—	57	57
Other receivables, security deposits and current assets	—	—	—	52	52
VAT receivables	—	—	—	68	68
Derivative financial instruments	—	—	—	—	—
Total current financial assets	—	—	31	310	341
Total financial assets at fair value and amortized cost or cost	—	—	117	612	729
Financial liabilities
Contingent consideration liabilities	—	—	(162)	—	(162)
Non-current financial debt	—	—	—	—	—
Current financial debt	—	—	—	(47)	(47)
Derivative financial instruments	—	—	—	—	—
Total financial liabilities at fair value and amortized cost	—	—	(162)	(47)	(209)
(1) Current financial assets referenced in the above table are recorded in Other current assets.
(2) Carrying amount is a reasonable approximation of fair value.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of September 30, 2019, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the nine months ended September 30, 2019.
Certain prior period amounts have been reclassified to reflect the inclusion of options to acquire private companies measured at FVPL in Level 3 of the fair value hierarchy to conform with current period presentation.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2019	2018	2019	2018
Balance as of January 1(1)	19	26	98	78
Additions	12	11	14	17
Cash receipts and payments	—	—	—	(5)
Gains/(losses) recognized in consolidated statements of comprehensive (loss)/income	(7)	—	—	—
Unrealized gains/(losses) in consolidated income statements	—	—	(6)	33
Amortization	—	—	(45)	(56)
Reclassification	2	5	—	—
Balance as of September 30	26	42	61	67
(1) January 1, 2018 balances reflected in this table are as adjusted for adoption of IFRS 9, Financial Instruments.
Financial liabilities

	Contingent consideration liabilities
($ millions)	2019	2018
Balance as of January 1	(162)	(113)
Additions	(135)	—
Accretion for passage of time	(15)	(12)
Adjustments for changes in assumptions	51	66
Payments	—	—
Balance as of September 30	(261)	(59)
Contingent consideration additions of $135 million relate to the acquisition of PowerVision in March 2019 as described in Note 3 of these Condensed Consolidated Interim Financial Statements. Adjustments for changes in assumptions of $51 million are primarily related to revised expectations for achievement of commercial milestones and changes in assumptions related to the expected timing of settlement for development milestones. As of September 30, 2019, the maximum remaining potential payments related to contingent consideration from business combinations is $630 million plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Changes in the contingent consideration liabilities balance for the same period in prior year included $12 million in Interest expense for accretion of the liability due to the passage of time. Adjustments for changes in assumptions of $66 million are primarily related to revised expectations for achievement of milestones due to a product's voluntary market withdrawal.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2020 through 2029 for contingent consideration obligations as of September 30, 2019.

Financial Debts
The below table summarizes current and non-current Financial debts outstanding as of September 30, 2019 and December 31, 2018. The below Financial debts are measured at amortized costs.

($ millions)	September 30, 2019	December 31, 2018
Non-current financial debts
Facility A	—	—
Facility B	792	—
Facility C	381	—
Local facilities (Japan)	65	—
Series 2026 notes	495
Series 2029 notes	990
Series 2049 notes	493
Revolving facility	—	—
Total non-current financial debts	3,216	—

Current financial debts
Bridge facility	—	—
Local facilities:
Japan	106	—
All others	115	32
Other short-term financial debts	27	15
Derivatives	1	—
Total current financial debts	249	47
Total financial debts	3,465	47

Alcon entered into certain borrowing arrangements in connection with the Spin-Off, as described in the Form 20-F and Note 3 to these Condensed Consolidated Interim Financial Statements, and refinanced a portion of those borrowing arrangements, as further described below. Interest expense recognized for Financial debts, excluding lease liabilities, was $25 million and $56 million in the three and nine months ended September 30, 2019.

Bridge Loan, Term Loan, and Revolving Credit Facilities
On March 6, 2019, the Company entered into a $1.5 billion unsecured 364-day bridge loan facility with two extension options, each for a period of 180 days (the "Bridge Facility"), a $0.5 billion unsecured three-year term loan facility ("Facility A"), a $0.8 billion unsecured five-year term loan facility ("Facility B"), a $0.4 billion (or the equivalent in EUR) unsecured five-year term loan facility ("Facility C") and a $1 billion unsecured five-year committed multicurrency revolving credit facility (the "Revolving Facility" and, together with the Bridge Facility, Facility A, Facility B and Facility C, the "Facilities"). On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans. The Revolving Facility was undrawn as of September 30, 2019.
The Facilities bear interest rates equal to the interest rate benchmark (prevailing Euro Interbank Offered Rate (“EURIBOR”) in the case of loans denominated in EUR, USD prevailing London Interbank Offered Rate (“LIBOR”) in the case of loans denominated in USD and CHF LIBOR in the case of loans denominated in CHF), plus an applicable margin.
The Company and certain of its subsidiaries are the borrowers under the Facilities and the Company guarantees the borrowings of such subsidiaries under the Facilities. In addition, the Revolving Facility includes a mechanism through which certain subsidiaries, as approved by the lenders, can accede as a borrower.

The Company is permitted to voluntarily prepay loans under the Facilities, in whole or in part, without penalty or premium subject to certain minimum prepayment amounts and the payment of accrued interest on the amount prepaid and customary breakage costs. The Bridge Facility had a mandatory prepayment provision, pursuant to which the Company would have to apply proceeds from relevant debt capital markets transactions in prepayment under the Bridge Facility.

The terms of the Facilities include certain events of default and covenants customary for investment grade credit facilities, including restrictive covenants that will limit, among other things, the grant or incurrence of security interests over any of the Company’s assets, the incurrence of certain indebtedness and entry into certain fundamental change transactions. The Facilities do not contain any financial covenants.
Refinancing of Bridge Facility and Facility A
On September 23, 2019, AFC issued Senior Notes ("Notes") with maturity dates in 2026, 2029, and 2049, which are guaranteed by the Company. The Notes are unsecured senior obligations of AFC issued in a private placement. The total notional amount of the Notes is $2.0 billion. The Notes were issued at a discount totaling $7 million, which was recorded as a reduction to the carrying value of the Notes and will be amortized to Interest expense over the term of the Notes. AFC incurred $15 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Notes and will be amortized to Other financial income & expense over the term of the Notes.
The Notes consist of the following:

•	Series 2026 Notes - $0.5 billion due in 2026 issued at 99.5%, 2.750% interest is payable twice per year in March and September, beginning in March 2020.

•	Series 2029 Notes - $1.0 billion due in 2029 issued at 99.6%, 3.000% interest is payable twice per year in March and September, beginning March 2020.

•	Series 2049 Notes - $0.5 billion due in 2049 issued at 99.8%, 3.800% interest is payable twice per year in March and September, beginning March 2020.
The Notes are classified as non-current and are measured at amortized costs and reported in Financial debts in these Condensed Consolidated Interim Financial Statements.
The funds borrowed through the issuance of the Notes were used to refinance the $1.5 billion Bridge Facility and $0.5 billion Facility A. The transaction was accounted for as an extinguishment of a liability. The Company recognized a loss of $4 million associated with the write-off of unamortized deferred financing costs due to extinguishment of the original financing. This loss on extinguishment was recognized in Other financial income & expense.
Local Bilateral Facilities
In February 2019, Alcon entered into a number of local bilateral facilities in different countries, with the largest share of borrowings in Japan.  A total of $0.3 billion was drawn including $0.2 billion in two lines for Japan. All local bilateral lines are classified as current with a maturity date in one year or less, with the exception of one line in Japan with a maturity date in 2021 which is classified as non-current.
Derivatives

As of September 30, 2019, the net value of unsettled positions for derivative forward contracts and swaps was $7 million, including $8 million of unrealized gains in Other current assets and $1 million of unrealized losses in Current financial debts. Master agreements were executed with several banking counterparties for derivatives financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of September 30, 2019. The Company did not hold derivative financial instruments as of December 31, 2018.

Nature and extent of risks arising from financial instruments
Note 24 to the Combined Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. The "Foreign currency exchange rate risk" portion of the risk management policy has been updated below to reflect the Company's use of derivative financial instruments. There have been no other significant changes in the risk management policies since the date of the Form 20-F.

Foreign currency exchange rate risk
The Company uses the US Dollar as its reporting currency and is therefore exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss francs and emerging market currencies. Fluctuations in the exchange rate between the US Dollar and other currencies can have a significant effect on both the Company’s results of operations, including reported sales and earnings, as well as on the reported value of our assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
The Company manages its global currency exposure by engaging in hedging transactions where management deems appropriate (forward contracts and swaps). Specifically, Alcon enters into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets.

9. Condensed consolidated statements of cash flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statements of Cash Flows.
9.1 Depreciation, amortization, impairments and fair value adjustments

	Nine months ended September 30
($ millions)	2019	2018

Property, plant & equipment	200	180
Right-of-use assets	47	—
Intangible assets	804	1,148
Financial assets	27	(41)
Total	1,078	1,287
9.2 Change in net current assets and other operating cash flow items

	Nine months ended September 30
($ millions)	2019	2018

(Increase) in inventories	(107)	(156)
(Increase) in trade receivables	(114)	(35)
Increase in trade payables	54	60
Net change in other current assets	(46)	87
Net change in other current liabilities	34	19
Total	(179)	(25)

10. Equity-based compensation
On April 9, 2019 the Company adopted various equity incentive plans, under which the Company may grant awards in the form of performance stock units ("PSUs"), restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock appreciation rights ("SARs"), stock options or any other form of award at the discretion of the Board. Certain employees outside the United States also may participate in share ownership savings plans.
Replacement awards
As described in Note 21 to the Combined Financial Statements in the Form 20-F, prior to the Spin-Off, Alcon associates participated in Novartis’ equity-based participation plans, which included stock options, restricted stock units, performance-based restricted stock units and certain share savings ownership plans. Awards granted under these plans consisted of Novartis AG restricted shares, restricted share units, performance share units, Novartis AG tradable share options, Novartis AG American Depository Receipt options, common shares or cash-settled awards. The Condensed Consolidated Income Statements reflect the compensation expense for the Novartis’ equity-based incentive plans in which the Company's employees participated for the periods prior to the Spin-Off.
Concurrent with the Spin-Off, certain outstanding Novartis awards granted to Alcon associates under Novartis’ equity incentive plans vested in Novartis equity on a pro rata basis, in proportion to the amount of vesting period completed. The remaining Novartis awards were replaced with Alcon awards that have terms and vesting schedules substantially similar to the replaced Novartis awards.
The pro rata vesting of Novartis awards and replacement of unvested Novartis awards with Alcon awards represents a modification under IFRS 2, Share-based Payment. Alcon measured the fair value of the awards immediately prior to and subsequent to the modification and concluded that no incremental fair value was provided to employees. Accordingly, Alcon will continue to recognize as an expense the amount of unrecognized compensation cost of the original awards over the remaining vesting periods. The Company issued 4.2 million unvested equity-based awards in connection with the modification at the time of the Spin-Off and granted another 0.6 million unvested equity-based awards subsequent to the Spin-Off. There were 4.7 million unvested equity-based Alcon awards outstanding as of September 30, 2019 after giving effect to 0.1 million equity-based awards vested during the period.

11. Related parties transactions
Prior to the Spin-Off, the Alcon business was a segment of Novartis such that transactions with Novartis were considered related party transactions. In connection with the Spin-Off, Alcon entered into a separation and distribution agreement as well as various other agreements governing relationships with Novartis going forward, including manufacturing and supply, transitional services, tax matters, employee matters, and patent and know-how license and brand license agreements. Information included in this Note 11 with respect to Novartis is strictly limited to related party transactions with Novartis prior to the Spin-Off on April 9, 2019.
Transactions with Novartis (up to April 9, 2019)
Transactions from trading activities related to products and services invoiced between other Novartis Group companies and the Company's business, have been retained in the historical condensed consolidated financial statements. The ultimate controlling parent of both, the other Novartis Group companies and the Company's business, was Novartis AG until the Spin-Off.

	Three months ended September 30		Nine months ended September 30
($ millions)	2019(1)	2018	2019(1)	2018
Sales from the Company to former parent	—	—	—	2
Contract manufacturing revenues from former parent	—	—	47	—
Purchases of the Company from former parent	—	1	19	3

($ millions)	December 31, 2018(1)
Trade and other receivables from former parent	20
Trade and other payables to former parent	85
Other financial receivables from former parent	39
Other financial liabilities to former parent	67

(1)	Activity presented strictly relates to the period during which Novartis was a related party (up to April 9, 2019).
Sales to and purchases from former parent
Beginning in 2019, product sales to Novartis are recorded in "Other revenues" in line with the Company's contract manufacturing arrangement executed with Novartis. Other revenues in 2019 prior to the Spin-Off were $47 million. Purchases of products from Novartis under the contract manufacturing arrangement totaled $19 million in 2019 prior to the Spin-Off.

Other financial receivables and payables related to former parent
Prior to the Spin-Off, the majority of Alcon's subsidiaries were party to Novartis cash pooling arrangements with several financial institutions to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were swept by Novartis regularly from the Company's bank accounts, and the net position with the Novartis cash pooling accounts at the end of each reporting period was reflected in the combined balance sheet in "Other financial receivables from Novartis Group" or "Other financial liabilities to Novartis Group". These cash pooling arrangements were eliminated during the three months ended March 31, 2019 in anticipation of the Spin-Off and replaced with third party financing arrangements as needed.
Novartis Business Services ("NBS") Charges, Corporate Overhead and Other Allocations from Novartis
Prior to January 1, 2019, Novartis Group provided the Company certain services from NBS, the shared service organization of Novartis Group, across the following service domains: human resources operations, real estate and facility services, including site security and executive protection, procurement, information technology, commercial and medical support services and financial reporting and accounting operations. The Condensed Consolidated Interim Financial Statements include the appropriate costs related to the services rendered, without profit margin, in accordance with the historical arrangements that existed between the Alcon business and NBS.
Further, certain general and administrative costs of Novartis Group were not charged or allocated to the Alcon business in the past. For the purpose of the 2018 financial statements, such costs were allocated based on reasonable assumptions and estimates, based on the direct and indirect costs incurred to provide the respective service. When specific identification was not practicable, a proportional cost method was used, primarily based on sales or headcount.
These NBS charges, corporate overhead and other allocations amounted to $142 million and $418 million in the three and nine months ended September 30, 2018.
During 2018, Alcon formed its own business and corporate support functions, including its own service organization, such that certain activities and associates were transferred from Novartis to Alcon, operationally effective January 1, 2019. Services provided by Novartis Group to the Company in 2019 prior to the Spin-Off totaled $40 million and primarily related to human resources operations, real estate and facility services, and information technology.
Management believes that the net charges and methods used for allocations to the Company were performed on a reasonable basis and reflect the services received by the Company and the cost incurred on behalf of the Company. Although the Condensed Consolidated Interim Financial Statements reflect management's best estimate of all historical costs related to the Company, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had the Company been a separate entity, nor the future results of the Company as it exists following completion of the separation on April 9, 2019.

12. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While the Company does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, the Company may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 16 to the Combined Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which the Company or its subsidiaries were a party as of the date of the Form 20-F. The following is a summary as of November 19, 2019 of significant developments in those proceedings as well as any new significant proceedings commenced since the date of the Form 20-F.

MIVS platform patent infringement litigation
In June 2015, Johns Hopkins University ("JHU") filed a patent infringement lawsuit against certain Alcon entities alleging that the use of certain Alcon surgical products, principally by third parties, infringes a patent directed to certain methods of ocular surgery. In March 2019, Alcon and JHU entered into a settlement agreement in full settlement of all claims relating to this proceeding.

LenSx laser system and WaveLight FS200 laser patent infringement litigations
Two consolidated cases were filed against Alcon claiming that the LenSx laser system and WaveLight FS200 femtosecond laser infringe two US patents expiring in 2018 and 2030. The district court entered summary judgment for Alcon, and the plaintiff appealed to the US Court of Appeals for the Federal Circuit. The Court of Appeals affirmed the district court’s judgment for Alcon on August 8, 2019.

In addition to the matters described above, there have been other developments in the other legal matters described in Note 16 to the Combined Financial Statements in the Form 20-F. However, the developments during the first nine months of 2019 do not significantly affect the assessment of management concerning the adequacy of the total provisions recorded for legal proceedings.
13. Subsequent events
On November 19, 2019, the Company announced a multi-year transformation program including organizational realignment, process simplification, and the creation of global shared services designed to create efficiencies for reinvestment into key growth drivers. The Company estimates that the transformation program will result in total charges of approximately $300 million by 2023.
On November 19, 2019, the Company's Board of Directors approved an increase of CHF 120,000 in the Company’s authorized share capital through the issuance of 3.0 million additional registered shares, nominal value CHF 0.04 per share, to fulfill the future vesting of existing and future equity-based awards. These additional shares will be issued out of the Company’s authorized share capital according to the authority granted by the shareholders at the Company’s last Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation. While the transaction will increase the number of shares available for issuance under the Company’s equity-based compensation plans, there will be no immediate impact on the number of shares outstanding or earnings per share calculations until shares are delivered to plan participants under the plans.  The transaction is expected to close by year-end.
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Company's Audit & Risk Committee on November 19, 2019.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net liquidity/(debt).

Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization (EBITDA) as net (loss)/income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Segment contribution
Three months ended September 30, 2019

		Amortization of certain intangible assets(1)
($ millions)	IFRS Results		Separation costs(2)	Other items(3)	Core Results
Surgical segment contribution	221		2	6	229
Vision Care segment contribution	168		6	(15)	159
Not allocated to segments	(407)	258	69	12	(68)
Total operating (loss)/income	(18)	258	77	3	320

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)
Surgical segment contribution includes $27 million for the amortization of option rights, integration of recent acquisitions, manufacturing sites consolidation activities, and post-marketing study following a product's voluntary market withdrawal, partially offset by a $21 million fair value adjustment of a contingent consideration liability. Vision Care segment contribution includes a $17 million fair value adjustment of a contingent consideration liability, partially offset by $2 million primarily for the integration of recent acquisitions. Not allocated to segments includes transformation program costs and a fair value adjustment on a financial asset.

Three months ended September 30, 2018

		Amortization of certain intangible assets(1)
($ millions)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Surgical segment contribution	222					(27)	195
Vision Care segment contribution	177						177
Not allocated to segments	(683)	252	337	(1)	3	19	(73)
Total operating (loss)/income	(284)	252	337	(1)	3	(8)	299

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes restructuring charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Surgical segment contribution includes a $66 million fair value adjustment of a contingent consideration liability due to a product's voluntary market withdrawal, partially offset by $39 million for the amortization of option rights and costs associated with a product's voluntary market withdrawal. Not allocated to segments primarily includes a fair value adjustment on a financial asset.

Segment contribution (continued)
Nine months ended September 30, 2019

		Amortization of certain intangible assets(1)
($ millions)	IFRS Results		Separation costs(2)	Legal items(3)	Other items(4)	Core Results
Surgical segment contribution	661		5		26	692
Vision Care segment contribution	450		11		(1)	460
Not allocated to segments	(1,230)	771	139	32	80	(208)
Total operating (loss)/income	(119)	771	155	32	105	944

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Includes legal settlement costs and certain external legal fees.

(4)
Surgical segment contribution includes $60 million for the amortization of option rights, manufacturing sites consolidation activities, post marketing study following a product's voluntary market withdrawal expenses, integration of recent acquisitions, and spin readiness costs and other items, partially offset by $34 million in fair value adjustments of contingent consideration liabilities. Vision Care segment contribution includes $17 million in fair value adjustments of a contingent consideration liability, partially offset by $16 million in spin readiness costs and the integration of recent acquisitions. Not allocated to segments primarily includes spin readiness costs, transformation program costs, and fair value adjustments of a financial asset.

Nine months ended September 30, 2018

		Amortization of certain intangible assets(1)
($ millions)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Surgical segment contribution	644					4	648
Vision Care segment contribution	491						491
Not allocated to segments	(1,308)	759	376	1	21	(35)	(186)
Total operating (loss)/income	(173)	759	376	1	21	(31)	953

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes restructuring charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Surgical segment contribution includes $70 million for the amortization of option rights and charges and reversal of charges related to a product's voluntary market withdrawal and other items, partially offset by a $66 million fair value adjustment of a contingent consideration liability due to a product's voluntary market withdrawal. Not allocated to segments includes fair value adjustments of a financial asset and other items.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share
Three months ended September 30, 2019

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Separation costs(2)	Other items(3)	Core Results
Gross profit	950	252	4	(31)	1,175
Selling, general & administration	(717)		8	5	(704)
Research & development	(179)	6	1	19	(153)
Other income	17				17
Other expense	(89)		64	10	(15)
Operating (loss)/income	(18)	258	77	3	320
(Loss)/income before taxes	(64)	258	77	3	274
Taxes(4)	(2)	(34)	(19)	5	(50)
Net (loss)/income	(66)	224	58	8	224
Basic (loss)/earnings per share	(0.14)				0.46
Diluted (loss)/earnings per share	(0.14)				0.46
Basic - weighted average shares outstanding(5)	488.2				488.2
Diluted - weighted average shares outstanding(5)	488.2				490.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)
Gross profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $7 million in manufacturing sites consolidation activities and integration related expenses for recent acquisitions. Selling, general & administration primarily includes expenses for integration of recent acquisitions. Research & development primarily includes the amortization of option rights and expenses for integration of recent acquisitions and a post-marketing study following a product's voluntary market withdrawal. Other expense primarily includes transformation program costs and fair value adjustments of a financial asset.

(4)
Total tax adjustments of $48 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $338 million totaled $58 million with an average tax rate of 17.2%.

Core tax adjustments for discrete items totaled $10 million, primarily related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India and other items.

(5)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share (continued)
Three months ended September 30, 2018

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	568	249	337			(25)	1,129
Selling, general & administration	(692)						(692)
Research & development	(132)	3				(3)	(132)
Other income	(8)			(1)		16	7
Other expense	(20)				3	4	(13)
Operating (loss)/income	(284)	252	337	(1)	3	(8)	299
(Loss)/income before taxes	(298)	252	337	(1)	3	(8)	285
Taxes(6)	91						(41)
Net (loss)/income	(207)						244
Basic (loss)/earnings per share	(0.42)						0.50
Diluted (loss)/earnings per share	(0.42)						0.50
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Other income includes other restructuring income and related items.

(4)	Includes legal costs related to an investigation.

(5)
Gross Profit and Research & development include charges and reversal of charges related to a product’s voluntary market withdrawal. Research & development also includes amortization of option rights. Other income includes fair value adjustments on a financial asset. Other expense includes other items.

(6)
Tax associated with operating income core adjustments of $583 million totaled $132 million. The average tax rate on the adjustments is 22.6% since the nine months ended, September 30, 2018 core tax charge of 14.2% has been applied to the pre-tax income of the period.

(7)	For periods prior to the Spin-Off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-Off.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share (continued)
Nine months ended September 30, 2019

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Separation costs(2)	Legal items(3)	Other items(4)	Core Results
Gross profit	2,749	754	7		(21)	3,489
Selling, general & administration	(2,133)		21		14	(2,098)
Research & development	(492)	17	3		39	(433)
Other income	35				(1)	34
Other expense	(278)		124	32	74	(48)
Operating (loss)/income	(119)	771	155	32	105	944
(Loss)/income before taxes	(225)	771	155	32	105	838
Taxes(5)	(340)	(104)	(37)	(8)	353	(136)
Net (loss)/income	(565)	667	118	24	458	702
Basic (loss)/earnings per share	(1.16)					1.44
Diluted (loss)/earnings per share	(1.16)					1.43
Basic - weighted average shares outstanding(6)	488.2					488.2
Diluted - weighted average shares outstanding(6)	488.2					489.6

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Company’s Spin-Off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Includes legal settlement costs and certain external legal fees.

(4)
Gross Profit includes $38 million in fair value adjustments of contingent consideration liabilities, partially offset by $17 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $53 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $14 million in fair value adjustments for contingent consideration liabilities. Other income and expense primarily includes spin readiness costs, transformation program costs, and fair value adjustments of a financial asset and other items.

(5)
Total tax adjustments of $204 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1,063 million totaled $172 million with an average tax rate of 16.2%.

Core tax adjustments for discrete items totaled $376 million, including a $301 million non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, $68 million tax expense related to rate changes in the US following the Spin-Off, $5 million non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.

(6)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 6 to the Condensed Consolidated Interim Financial Statements.

Operating (loss)/income, net (loss)/income, and (loss)/earnings per share (continued)
Nine months ended September 30, 2018

		Amortization of certain intangible assets(1)
($ millions except (loss)/earnings per share)	IFRS Results		Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	2,313	751	376			(25)	3,415
Selling, general & administration	(2,067)						(2,067)
Research & development	(421)	8				28	(385)
Other income	73			(2)	(1)	(43)	27
Other expense	(71)			3	22	9	(37)
Operating (loss)/income	(173)	759	376	1	21	(31)	953
(Loss)/income before taxes	(213)	759	376	1	21	(31)	913
Taxes(6)	59						(130)
Net (loss)/income	(154)						783
Basic (loss)/earnings per share	(0.32)						1.60
Diluted (loss)/earnings per share	(0.32)						1.60
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)	Includes restructuring income and charges and related items.

(4)	Includes legal costs related to an investigation.

(5)
Gross Profit and Research & development include charges and reversal of charges related to a product’s voluntary market withdrawal, including fair value adjustment of the associated contingent consideration liability. Research & development also includes amortization of option rights. Other income and expense primarily include fair value adjustments of a financial asset.

(6)	Tax associated with operating income core adjustments of $1.1 billion totaled $189 million. The core tax rate of 14.2% has been applied to core pre-tax income for the period.

(7)	For periods prior to the Spin-Off, the denominator for both core basic and diluted earnings per share was calculated using the shares of common stock distributed in the Spin-Off.

EBITDA

	Three months ended September 30		Nine months ended September 30
($ millions)	2019	2018	2019	2018

Net (loss)	(66)	(207)	(565)	(154)
Taxes	2	(91)	340	(59)
Depreciation of property, plant & equipment	67	61	196	180
Depreciation on right-of-use assets	18	—	47	—
Amortization of intangible assets	268	256	804	772
Impairments of property, plant & equipment, and intangible assets	4	337	4	376
Interest expense	35	7	79	19
Other financial income & expense	11	7	27	21
EBITDA	339	370	932	1,155

Cash flow and net (debt)/liquidity

	Nine months ended September 30
($ millions)	2019	2018

Net cash flows from operating activities	574	914
Net cash flows used in investing activities	(721)	(461)
Net cash flows from/(used in) financing activities	703	(483)
Effect of exchange rate changes on cash and cash equivalents	9	(3)
Net change in cash and cash equivalents	565	(33)
Change in derivative financial instrument assets	8	—
Change in current and non-current financial debts	(3,418)	8
Change in other financial liabilities to former parent	67	(12)
Change in other financial receivables from former parent	(39)	(38)
Change in net (debt)(1)	(2,817)	(75)
Net liquidity at January 1	152	126
Net (debt)/liquidity at September 30(1)	(2,665)	51

(1)
Alcon adopted IFRS 16, Leases as of January 1, 2019 using the modified retrospective approach as described in Notes 2 and 7 to the Condensed Consolidated Interim Financial Statements. Under the modified retrospective approach, comparative information was not restated. However, the balances previously reported in "Financial debts" for a finance lease obligation have been reclassified from "Financial debts" to "Non-current lease liabilities" to enhance the inter-period comparability of information presented. This reclassification of Balance Sheet presentation has also been reflected in the computation of the Change in net (debt)/liquidity, resulting in an increase in Net liquidity as of January 1, 2019, September 30, 2018 and January 1, 2018 of $89 million, $87 million and $84 million, respectively.

Net (debt)/liquidity(1)

($ millions)	At September 30, 2019	At December 31, 2018

Current financial debt	(249)	(47)
Other financial liabilities to former parent	—	(67)
Other financial receivables from former parent	—	39
Non-current financial debt	(3,216)	—
Total financial debt	(3,465)	(75)

Less liquidity:
Cash and cash equivalents	792	227
Derivative financial instruments	8	—
Total liquidity	800	227
Net (debt)/liquidity	(2,665)	152

(1)
Alcon adopted IFRS 16, Leases as of January 1, 2019 using the modified retrospective approach as described in Notes 2 and 7 to the Condensed Consolidated Interim Financial Statements. Under the modified retrospective approach, comparative information was not restated. However, the balances previously reported in "Financial debts" for a finance lease obligation have been reclassified from "Financial debts" to "Non-current lease liabilities" to enhance the inter-period comparability of information presented. This reclassification of Balance Sheet presentation has also been reflected in the computation of Net (debt)/liquidity, resulting in an increase in Net (debt)/liquidity of $89 million as of December 31, 2018.

Free cash flow
The following is a summary of Alcon free cash flow for the nine months ended September 30, 2019 and 2018, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2019	2018

Net cash flows from operating activities	574	914
Purchase of property, plant & equipment	(314)	(316)
Free cash flow	260	598

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts; uncertainties regarding the success of Alcon’s separation and spin-off from Novartis, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; ongoing industry consolidation; its ability to maintain relationships in the healthcare industry; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; its success in completing and integrating strategic acquisitions; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals, including CyPass; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the sufficiency of its insurance coverage; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; ability to service its debt obligations; the need for additional financing; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the ability to declare and pay dividends; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this document speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

Connect with us on